Julian T. Ross, President OxySure Systems, Inc. 10880 John W. Elliott Drive, Suite 600 Frisco, TX 75034

August 9, 2011

Ms. Mary Beth Breslin
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street N.W.
Washington, D.C. 20549

Re:	OxySure Systems, Inc. (the “Company”) Registration Statement on Form S-1 filed August 8, 2011 Registration No. 333-159402

Dear Ms. Breslin:

Pursuant to Rule 461 of Regulation C, we hereby request the acceleration of the effective date for the Company’s Registration Statement to 5:00 PM Eastern Daylight Savings Time on Thursday, August 11, 2011 or as soon as possible thereafter.

The Company hereby acknowledges the following:
•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•           the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in connection with the Commission’s review of our filing or in response to the Commission’s comments to our filing.

Thank you for your assistance with this.  Please contact me if you have any comments or questions.

Sincerely, /s/ Julian T. Ross Julian T. Ross, President OxySure Systems, Inc.
cc:  Lynne Bolduc, Esq.